SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

(12 December 2016)

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1
Regulatory News Service Announcement, dated 12 December 2016 re: Director/PDMR Shareholding

12 December 2016

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	António Horta-Osório
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares under the Lloyds Banking Group Share Incentive Plan. 243 Partnership Shares acquired at GBP 00.6191 each and 72 Matching Shares awarded at nil consideration
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Partnership Shares	GBP 00. 6191	243
	Matching Shares	GBP 00. 6191	72

d)	Aggregated information - Aggregated volume - Price	315 GBP 00.6191
e)	Date of the transaction	09 December 2016
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Juan Colombás
2	Reason for the notification
a)	Position/status	Chief Risk Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares under the Lloyds Banking Group Share Incentive Plan. 202 Partnership Shares acquired at GBP 00.6191 each and 72 Matching Shares awarded at nil consideration
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Partnership Shares	GBP 00.6191	202
	Matching Shares	GBP 00.6191	72

d)	Aggregated information - Aggregated volume - Price	274 GBP 00.6191
e)	Date of the transaction	09 December 2016
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	George Culmer
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares under the Lloyds Banking Group Share Incentive Plan. 202 Partnership Shares acquired at GBP 00.6191 each and 72 Matching Shares awarded at nil consideration
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Partnership Shares	GBP 00.6191	202
	Matching Shares	GBP 00.6191	72

d)	Aggregated information - Aggregated volume - Price	274 GBP 00.6191
e)	Date of the transaction	09 December 2016
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Karin Cook
2	Reason for the notification
a)	Position/status	Group Director Operations
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares under the Lloyds Banking Group Share Incentive Plan. 202 Partnership Shares acquired at GBP 00.6191 each and 72 Matching Shares awarded at nil consideration
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Partnership Shares	GBP 00.6191	202
	Matching Shares	GBP 00.6191	72

d)	Aggregated information - Aggregated volume - Price	274 GBP 00.6191
e)	Date of the transaction	09 December 2016
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Simon Davies
2	Reason for the notification
a)	Position/status	Chief People, Legal and Strategy Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares under the Lloyds Banking Group Share Incentive Plan. 242 Partnership Shares acquired at GBP 00.6191 each and 72 Matching Shares awarded at nil consideration
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Partnership Shares	GBP 00.6191	242
	Matching Shares	GBP 00.6191	72

d)	Aggregated information - Aggregated volume - Price	314 GBP 00.6191
e)	Date of the transaction	09 December 2016
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Antonio Lorenzo
2	Reason for the notification
a)	Position/status	Chief Executive, Scottish Widows and Group Director, Insurance
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares under the Lloyds Banking Group Share Incentive Plan. 242 Partnership Shares acquired at GBP 00.6191 each and 72 Matching Shares awarded at nil consideration
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Partnership Shares	GBP 00.6191	242
	Matching Shares	GBP 00.6191	72

d)	Aggregated information - Aggregated volume - Price	314 GBP 00.6191
e)	Date of the transaction	09 December 2016
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Zak Mian
2	Reason for the notification
a)	Position/status	Group Director, Digital
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares under the Lloyds Banking Group Share Incentive Plan. 48 Partnership Shares acquired at GBP 00.6191 each and 72 Matching Shares awarded at nil consideration
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Partnership Shares	GBP 00.6191	48
	Matching Shares	GBP 00.6191	72

d)	Aggregated information - Aggregated volume - Price	120 GBP 00.6191
e)	Date of the transaction	09 December 2016
f)	Place of the transaction	London Stock Exchange (XLON)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 12 December 2016